Exhibit 1

This is a non-official translation of the Swedish original wording. In case of differences between the English translation and the Swedish original, the Swedish text shall prevail
ARTICLES OF ASSOCIATION OF AKTIEBOLAGET ELECTROLUX (Corporate Identification No. 556009-4178)
Article 1
The name of the Company is Aktiebolaget Electrolux. The Company is a public company (publ).
Article 2
The registered office of the board of directors shall be in Stockholm.
Article 3
The object of the company’s business is to carry on trade, primarily in capital household goods, to manufacture machinery and equipment, to acquire and manage shares, and to carry on other business activities compatible therewith.
Article 4
The share capital of the Company shall be not less than SEK seven hundred and fifty million (SEK 750,000,000) and not more than SEK three billion (SEK 3,000,000,000).
Article 5
The number of shares shall be not less than 300,000,000 and not more than 1,200,000,000.
The shares of the Company may be issued in three series, A and B and C. For the purposes of voting at a General Meeting, each share of series A carries one vote and each share of series B and C carries one-tenth of a vote.
Shares of series A may be issued up to a maximum number of 1,200,000,000, shares of series B up to a maximum number of 1,200,000,000 and shares of series C up to a maximum number of 27,457,000. Shares of series A and series B carry equal rights to participation in the company’s assets and profit. Shares of series C do not entitle to dividend.
Should the Company decide to issue new series A and series B and series C shares by way of a cash issue or a set-off issue, the holders of series A and series B and series C shares shall have the priority right to subscribe for new shares of the same series in proportion to their existing shareholdings (primary preferential right). Shares not subscribed for by primary preferential right shall be offered to all shareholders (subsidiary preferential right). If the number of shares available for subscription is insufficient for the subscription made under subsidiary preferential right, the shares shall be distributed among the subscribers in proportion to their previous shareholdings and, if this is not possible, by the drawing of lots.
Should the Company decide to issue new shares of only series A or series B or series C by way of a cash issue or a set-off issue, all shareholders shall have preferential right to subscribe for the new shares in proportion to their previous shareholdings irrespective of whether they hold series A or series B or series C shares.
Should the Company decide to issue warrants or convertible bonds by way of a cash issue or a set-off issue, all shareholders shall have preferential right to subscribe for warrants as if the issue concerned the shares that may be newly subscribed for pursuant to the warrant and, respectively, preferential right to subscribe for convertible bonds as if the issue concerned the shares that the convertible bonds may be converted into.
The above shall not constitute any restriction in the possibility to resolve on a cash issue or a set-off issue deviating from the shareholder’s preferential rights.
If the share capital is increased by way of a bonus issue, new shares of each series shall be issued in proportion to the previous number of shares of each series. Previous shares of a given series shall thereby entitle the holder to receive new shares of the same series. This shall not constitute any restriction in the possibility to issue new shares of a new series by way of a bonus issue, following the necessary amendments to the articles of association.
Following a request from the holders of shares of series C or following a resolution by the company’s board of directors or the General Meeting, a reduction of the share capital, however not below the minimum share capital allowed, may take place by way of redemption of shares of series C. A request from the shareholders to that effect shall be made in writing to the company’s board of directors and the board shall consider the matter urgently. The board of directors’ resolution to reduce the share capital shall include all shares of series C. When a resolution to reduce the share capital is made, an amount corresponding to the reduction amount shall be transferred to the statutory reserve if the required funds are available.
The redemption price for each share of series C shall be the ratio value of the share adjusted as per the day of redemption with an interest rate corresponding to STIBOR 30 days plus a percentage of 0.05, calculated from the day of payment of the subscription price. STIBOR 30 days shall be established on the day of payment of subscription price.
Holders of shares that are subject to redemption have the obligation to, immediately after receipt of information about the resolution on redemption, accept the redemption price, or, where the reduction is subject to the approval of the Swedish Companies Registration Office, following notification that the decision of the Swedish Companies Registration Office has been registered.
Article 6
The board of directors of the Company shall consist of not less than five and not more than fifteen members with not more than ten deputy members.
Article 7
For the audit of the Company, one authorized accounting firm or two auditors with two deputy auditors shall be appointed at the Annual General Meeting.
Article 8
The calendar year shall be the company’s financial year.

Article 9
A notice convening a General Meeting shall be published in the Swedish Official Gazette, Svenska Dagbladet and Dagens Nyheter.
Article 10
In order to participate in a General Meeting, a shareholder shall notify the company not later than the day stated in the notice convening the meeting before 4 p.m., stating the number of assistants. This day may not be a Sunday, other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year’s Eve, and may not fall earlier than the fifth weekday before the meeting.
Article 11
The following matters shall be dealt with at the Annual General Meeting:
•	election of chairman at the meeting;

•	preparation and approval of the voting list;

•	approval of the agenda;

•	election of two minutes-checkers;

•	question as to whether the meeting has been properly convened;

•	presentation of the annual report and the audit report as well as the consolidated accounts and the group audit report;

•	resolutions on

a) the adoption of the profit and loss account and the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet,

b) the discharge of liability of the directors of the board and the managing director,

c) dispositions in respect of the company’s profit or loss in accordance with the adopted balance sheet;

•	resolution on the number of directors and deputy directors;

•	resolution on the fees for the board of directors and the auditor or the auditors;

•	election of directors, deputy directors and, if applicable, auditor or auditors and deputy auditors;

•	other matters to be dealt with at the General Meeting in accordance with the Swedish Companies Act.
Article 12
The Company’s shares shall be registered in a VPC register under the Financial Instruments Act (Sw: lagen (1998:1479) om kontoföring av finansiella instrument).